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ROCK RESOURCES INC.
(the "Company")

NEWS RELEASE – SEPTEMBER 19, 2002

Rock Resources Announces Allen Rose, Chief Financial Officer, has been Elected to Board of Directors

VANCOUVER, B.C., September 19, 2002 -- Rock Resources Inc. ("RCK") is pleased to announce that Allen Rose, Chief Financial Officer of the Company, has been elected to the Board of Directors following the Annual General Meeting held in Vancouver, B.C. on September 18, 2002.

Mr. Rose, 46, a Canadian Chartered Accountant, replaces Malcolm Bradley, a European Chartered Accountant who served as a director for a number of months. All of the other Directors have been re-elected to the Board.

Commenting on the appointment, Graeme Rowland, President and Chairman of Rock Resources said, "We are delighted that Allen will be joining our Board of Directors to provide the Company with his expertise on Canadian accounting and financial management issues. Since joining Rock Resources as the Chief Financial Officer in August, he has been instrumental in revamping our financial controls and providing guidance on national accounting procedures."

Mr. Rowland continued, "On behalf of the Company, I wish to express our sincere gratitude to Malcolm Bradley for the excellent contributions that he made while serving as a Director."

About Rock Resources Inc.

Rock Resources, a Vancouver-based mineral resources exploration company, specializes in the drilling of gold and diamond properties in the Southwestern United States and the Province of Ontario. The Company acquires properties that have already been identified as excellent prospects for the discovery of significant quantities of precious minerals, and pursues an aggressive program of exploration. It operates either independently or forms strategic partnerships with other companies with compatible interests in the regions.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com